UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 30, 2022

Vivid Seats Inc.

(Exact name of registrant as specified in charter)

Delaware	001-40926	86-3355184
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

111 N. Canal Street
Suite 800
Chicago, Illinois	60606
(Address of principal executive offices)	(Zip code)

(312) 291-9966

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.0001 per share	SEAT	The Nasdaq Stock Market LLC
Warrants to purchase one share of Class A Common Stock	SEATW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01.	Other Events.

On June 30, 2022, Vivid Seats Inc., a Delaware corporation (the “Company”), issued a press release announcing the results of the Company’s previously announced offer to each holder of the Company’s outstanding public warrants to purchase shares of the Company’s Class A common stock, par value $0.0001 per share (“Class A Common Stock”), to receive 0.240 shares of Class A Common Stock in exchange for every outstanding public warrant tendered by the holder and exchanged pursuant to the offer and the Company’s accompanying solicitation of consents from holders of the public warrants to amend the warrant agreement governing such warrants. The Company also announced that the Registration Statement on Form S-4 originally filed with the Securities and Exchange Commission on May 26, 2022, as amended, was declared effective on June 28, 2022.

A copy of the press release is attached as Exhibit 99.1 and is incorporated by reference herein.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Press release issued by Vivid Seats Inc., dated June 30, 2022.

104	Cover Page Interactive Data File (embedded within the Inline XBRL Document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Vivid Seats Inc.
Date: June 30, 2022

	By:	/s/ Lawrence Fey
	Name:	Lawrence Fey
	Title:	Chief Financial Officer

Exhibit 99.1

Vivid Seats Announces Expiration and Results of Exchange Offer

and Consent Solicitation Relating to its Public Warrants

CHICAGO, IL – June 30, 2022 – Vivid Seats Inc. (NASDAQ: SEAT) (“Vivid Seats” or the “Company”), a leading marketplace that utilizes its technology platform to connect millions of buyers with thousands of ticket sellers across hundreds of thousands of events each year, today announced the expiration and results of its previously announced exchange offer (the “Offer”) and consent solicitation (the “Consent Solicitation”) relating to its outstanding public warrants to purchase shares of its Class A common stock, par value $0.0001 per share (“Class A Common Stock”). The Offer and Consent Solicitation expired at 11:59 p.m., Eastern Daylight Time, on June 29, 2022.

The Company has been advised that 11,366,727 public warrants, or approximately 62.7% of the outstanding public warrants, were validly tendered and not validly withdrawn prior to the expiration of the Offer and Consent Solicitation. The Company expects to accept all validly tendered warrants for exchange and settlement on or before July 5, 2022.

Concurrently with the Offer, the Company solicited consents from holders of the public warrants to amend the warrant agreement governing the public warrants (the “Warrant Amendment”) to permit the Company to require that each public warrant outstanding upon the closing of the Offer be converted into 0.213 shares of Class A Common Stock. The Warrant Amendment required the consent of holders of at least 65% of the outstanding public warrants. Pursuant to the Consent Solicitation, the Company received the approval of approximately 62.7% of the outstanding public warrants to the Warrant Amendment. Accordingly, the Warrant Amendment will not go into effect.

The Company also announced that its registration statement on Form S-4 filed with the Securities and Exchange Commission (the “SEC”) registering the Company’s Class A Common Stock issuable in the Offer was declared effective by the SEC on June 28, 2022.

Evercore Group L.L.C. served as the Dealer Manager for the Offer and Consent Solicitation.

This announcement is for informational purposes only and shall not constitute an offer to purchase or a solicitation of an offer to sell the warrants, an offer to sell or a solicitation of an offer to buy any shares of Class A Common Stock or a solicitation of the related consents. The Offer and Consent Solicitation were made only through, and pursuant to the terms and conditions set forth in, the Company’s Schedule TO, Prospectus/Offer to Exchange and related letter of transmittal.

About Vivid Seats

Founded in 2001, Vivid Seats is a leading online ticket marketplace committed to becoming the ultimate partner for connecting fans to the live events, artists, and teams they love. Based on the belief that everyone should “Experience It Live,” the Chicago-based company provides exceptional value by providing one of the widest selections of events and tickets in North America and an industry leading Vivid Seats Rewards program where all fans earn on every purchase. Vivid Seats has been chosen as the official ticketing partner by some of the biggest brands in the entertainment industry including ESPN, Rolling Stone, and the Los Angeles Clippers. Through its proprietary software and unique technology, Vivid Seats drives the consumer and business ecosystem for live event ticketing and enables the power of shared experiences to unite people. Vivid Seats is recognized by Newsweek as one of America’s Best Companies for Customer Service in ticketing. Fans who want to have the best live experiences can start by downloading the Vivid Seats mobile app, going to vividseats.com, or calling 866-848-8499.

Caution Concerning Forward-Looking Statements

Certain statements made in this document are “forward-looking statements” with respect to the Offer and Consent Solicitation, the services offered by Vivid Seats and the markets in which it operates and Vivid Seats’ projected future results. These forward-looking statements generally are identified by the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “targets,” “may,” “will,” “should,” “would,” “will be,” “will continue,” “will likely result,” “future,” “propose,” “strategy,” “opportunity” and variations of these words or similar expressions (or the negative versions of such words or expressions) that predict or indicate future events or trends or are not statements of historical matters are intended to identify forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, guarantees, assurances, predictions or definitive statements of fact or probability regarding future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Vivid Seats’ control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include the settlement and issuance of Class A Common Stock in the Offer; the COVID-19 pandemic, its duration, its impact on Vivid Seats’ business, results of operations, financial condition, liquidity, use of borrowings, business practices, operations, suppliers, third-party service providers, customers, employees, industry, ability to meet future performance obligations and ability to efficiently implement advisable safety precautions; Vivid Seats’ ability to raise financing in the future; Vivid Seats’ future financial performance; Vivid Seats’ success in retaining or recruiting, or changes required in, officers, key employees or directors; Vivid Seats’ ability to pay dividends on its Class A Common Stock on the terms currently contemplated or at all; and other factors relating to Vivid Seats’ business, operations and financial performance, including, but not limited to Vivid Seats’ ability to compete in the ticketing industry; Vivid Seats’ ability to maintain relationships with buyers, sellers and distribution partners; Vivid Seats’ ability to continue to improve the Vivid Seats platform and maintain and enhance its brand; the impact of extraordinary events or adverse economic conditions on discretionary consumer and corporate spending or on the supply and demand of live events; Vivid Seats’ ability to comply with domestic regulatory regimes; Vivid Seats’ ability to successfully defend against litigation; Vivid Seats’ ability to maintain the integrity of its information systems and infrastructure, and to mitigate possible cyber security risks; Vivid Seats’ ability to generate sufficient cash flows or raise additional capital necessary to fund its operations; and other factors detailed in the section of the Prospectus/Offer to Exchange entitled “Risk Factors” and in the Company’s filings with the SEC. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Vivid Seats assumes no obligation and do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Vivid Seats does not give any assurance that it will achieve its expectations.

Contacts:

Investors

Kate Copouls, Vivid Seats

Kate.Copouls@vividseats.com

Media

Julia Young, Vivid Seats

Julia.Young@vividseats.com